Ross Law Group, pllc

1430 Broadway, Suite 1804

New York, NY 10018

United States

+1 212 884 9333

www.RossLawGroup.co

July 18, 2024

Ms. Jenny O’Shanick

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	FST Corp.
Draft Registration Statement on Form F-4
Submitted on June 12, 2024
CIK No. 0002014254

Dear Ms. O’Shanick:

The undersigned, on behalf of FST Corp. (the “Company”), respectfully submits this correspondence to the staff (the “Staff”) of the Securities and Exchange Commission in response to a letter dated July 1, 2024, relating to the Company’s Draft Registration Statement on Form F-4 submitted June 12, 2024 (the “Draft Registration Statement”). On behalf of the Company, we are concurrently filing a Registration Statement on Form F-4 (the “Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. Capitalized terms used herein but not defined herein have the definitions assigned to them in the Registration Statement.

To facilitate the Staff’s review, we have included in this letter the caption and comment from the Staff’s comment letter in bold text and have provided the Company’s response immediately following each comment including, where applicable, a cross-reference to the location in the Registration Statement of changes made in response to the Staff’s comment.

Draft Registration Statement Submitted June 12, 2024

SPAC Shareholder Proposal No. 1 - The Business Combination Proposal

Summary of Financial and Valuation Analyses of FST, page 116

1.	We note your revisions in response to prior comments 11 and 21 and your response that “high inflation did not contribute to a decrease in revenue.” However, we note your revised disclosure on page 116 that “FST management believed that due to the slowdown in global economic growth and high inflation in the first quarter of 2023, the revenue as [sic] significantly slowed down due to brand customers’ adjustments to their inventory level.” Please revise to address this apparent inconsistency. Further, we note your revised disclosure that the projections are in line with historic operating trends. Please revise to clarify how your plan to acquire other players in the golf shaft industry to increase your economy of scale in 2025 is in line with your historic operating trends. Finally, we note your revised disclosure that you expect that your plant capacity utilization rate will improve and you will expand plant capacity. Please revise to clarify if this relates to the land and buildings you recently purchased in Minxiong Township of Chiayi County, Taiwan, as disclosed on pages 204 and 205, or advise.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 115-118 of the Registration Statement.

FST Corp.

July 18, 2024

Unaudited Pro Forma Condensed Combined Consolidated Financial Information, page 162

2.	We note your revisions on pages 162 and 164 in response to prior comment 13, which states that your pro forma financial information have been prepared under the assumption that “at least” 90% of all issued and outstanding FST shares have been acquired. Please revise to disclose the exact percentage you used in preparing the pro forma financial information.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 163-165 of the Registration Statement.

Unaudited Pro Forma Condensed Combined Consolidated Balance Sheet as of December 31, 2023, page 166

3.	We note that the number of shares of Class A ordinary shares subject to possible redemption of 5,600,483 does not appear to agree with that presented in the historical financial statements. Please revise to correct this inconsistency.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 167 of the Registration Statement.

Description of Securities

Securities of Chenghe prior to the Business Combination

Warrants - Public Warrants, page 242

4.	We note your response to prior comment 26. Please address the part of that comment that requests disclosure whether recent ordinary share trading prices exceed the $10 or $18 thresholds that would allow you to redeem the SPAC Public Warrants.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 249 of the Registration Statement.

Certain Relationships and Related Transactions

Certain Relationships of FST, page 268

5.	We note your revisions in response to prior comment 28 and reissue our comment in part. In that regard, we note the information regarding related party transactions with Factory Automation Technology Co., Ltd, David Chuang and Peko, LLC on pages F-75 and F-76. Further, we note that FST’s directors and senior management are parties to the Company Shareholder Support Agreement.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 272 of the Registration Statement.

Beneficial Ownership of CayCo Securities After Business Combination, page 274

6.	We note your revisions in response to prior comment 29. Please revise the “All officers and directors as a group” line item to reflect the inclusion of Kerry Lin Liu, Huoy-Ming Yeh and Richard Qi Li and their beneficial ownership CayCo.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 278-279 of the Registration Statement.

FST Corp.

July 18, 2024

Experts, page 277

7.	We note your disclosure that Enrome LLP will be the auditor of CayCo following Closing. As the audited financial statements of CayCo are included in this filing, please revise to update your disclosure.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 281 of the Registration Statement.

FST Corp.

Report of Independent Registered Public Accounting Firm, page F-79

8.	Please include the date that the report was issued pursuant to Rule 2-02(a)(1) of Regulation S-X.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-79 of the Registration Statement.

Part II

Information Not Required in Prospectus

Item 21. Exhibits and Financial Statements Schedules, page II-1

9.	We note your revisions in response to prior comment 32. We also note your revisions throughout the filing that reference Annex G to be the SPAC’s proposed second amended and restated memorandum and articles of association, which will take effect from the effective time of the Merger. However, it appears that Annex G is the SPAC’s current amended and restated memorandum and articles of association. Please revise to update your disclosures throughout the filing.

Response: In response to the Staff’s comment, the Company has revised the cross reference throughout the Registration Statement where applicable.

General

10.	We note your revisions in response to prior comment 34 and reissue in full.

Response: In response to the Staff’s comment, the Company advises the SEC that pursuant to Cayman Islands law, the roles of principal executive officer, financial officer, and controller are not mandatory. Therefore, our sole director has signed the Registration Statement in the capacity authorized by the Company.

11.	Please revise to update your disclosures throughout the filing and address areas that appear to need updating or that present inconsistencies. A non-exclusive example of an area where disclosure should be updated is your disclosure on page 205 that certain of your leases expired on May 15, 2024 and April 30, 2024.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 209 and throughout the Registration Statement where appropriate.

If the Staff has any questions or comments concerning the foregoing, or if it requires any further information, please contact me at Gary@RossLawGroup.co or by telephone at (212) 884-9333.

Very truly yours,

ROSS LAW GROUP, PLLC

/s/ Gary J. Ross
Gary J. Ross

cc:	David Chuang, FST Corp.
Francis Chang, Landi Law Firm
Joel Rubinstein, White & Case LLP
Jessica Zhou, White & Case